UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                         )

America’s Car-Mart, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03062T105

(CUSIP Number)

July 5, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	03062T105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skystone Advisors LLC Kerry Nelson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Skystone Advisors LLC -- Delaware Kerry Nelson -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
6 Shared Voting Power Skystone Advisors LLC – 627,629 shares Kerry Nelson -- 627,629 shares
7 Sole Dispositive Power Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
8 Shared Dispositive Power Skystone Advisors LLC -- 627,629 shares Kerry Nelson -- 627,629 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person Skystone Advisors LLC -- 627,629 shares Kerry Nelson -- 627,629 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* Skystone Advisors LLC -- 5.3% Kerry Nelson -- 5.3%
12	Type of Reporting Person (See Instructions) Skystone Advisors LLC -- OO (Limited Liability Company) Kerry Nelson -- IN

*      All percentage ownerships reported herein are based on 11,848,024 shares of Common Stock issued and outstanding as of April 30, 2006, as reported by the issuer in its Form 8-K, filed with the Securities and Exchange Commission on July 6, 2006. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or her pecuniary interest therein.

CUSIP NO.	03062T105

Item 1.

(a)	Name of Issuer
America’s Car-Mart, Inc.
(b)	Address of Issuer's Principal Executive Offices
802 Southeast Plaza Ave, Suite 200 Bentonville, Arkansas 72712

Item 2.

(a)	Name of Person Filing
Skystone Advisors LLC Kerry Nelson
(b)	Address of Principal Business Office or, if none, Residence
Skystone Advisors LLC Two International Place, Suite 1800 Boston, MA 02110 Kerry Nelson c/o Skystone Advisors LLC Two International Place, Suite 1800 Boston, MA 02110
(c)	Citizenship
Skystone Advisors LLC -- Delaware Kerry Nelson -- United States
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
03062T105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO.	03062T105

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Skystone Advisors LLC -- 627,629 shares Kerry Nelson -- 627,629 shares
(b)	Percent of Class
Skystone Advisors LLC -- 5.3% Kerry Nelson -- 5.3%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
(ii) shared power to vote or to direct the vote
Skystone Advisors LLC -- 627,629 shares Kerry Nelson -- 627,629 shares
(iii) sole power to dispose or to direct the disposition of
Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
(iv) shared power to dispose or to direct the disposition of
Skystone Advisors LLC -- 627,629 shares Kerry Nelson -- 627,629 shares

**        Shares reported herein for Skystone Advisors LLC and Kerry Nelson represent shares held by HSO Limited Partnership and HSE Master Fund Limited Partnership. Skystone Advisors LLC is the investment member of the general partner of HSO Limited Partnership and the general partner of HSE Master Fund Limited Partnership. Ms. Nelson is the managing member of Skystone Advisors LLC.

CUSIP NO.	03062T105

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	03062T105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2006

SKYSTONE ADVISORS LLC

By: /s/ Kerry Nelson

Name: Kerry Nelson

Title: Managing Member

KERRY NELSON

/s/ Kerry Nelson

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 14, 2006, is by and between Skystone Advisors LLC, a Delaware limited liability company, and Kerry Nelson, an individual (the foregoing are collectively referred to herein as the "Skystone Filers").

Each of the Skystone Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.01 per share, of America’s Car-Mart, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Skystone Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Skystone Filers upon one week's prior written notice (or such lesser period of notice as the Skystone Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

SKYSTONE ADVISORS LLC

By: /s/ Kerry Nelson

Name: Kerry Nelson

Title: Managing Member

KERRY NELSON

/s/ Kerry Nelson